SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D.C. 20549





                        FORM 11-K

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1995

        Commission File Number 1-5480


        A. Full title of the plan and address of the plan:

                   TEXTRON SAVINGS PLAN
                   40 Westminster Street
                   Providence, Rhode Island 02903

       B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                   TEXTRON INC.
                   40 Westminster Street
                   Providence, Rhode Island 02903



         REQUIRED INFORMATION

         Financial Statements and Exhibit

        The following Plan financial statements  and
        schedules   prepared   in  accordance   with   the
        financial  reporting requirements of the  Employee
        Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

        Report of Independent Auditors Statement of Net Assets Available for Benefits for each of the two years ended December 31, 1995 and 1994 Statement of Changes in Net Assets Available for Benefits for each of the two years ended December 31, 1995 and 1994

        Notes to financial statements

        Supplemental Schedules:

        Item  27a - Schedule of Assets Held for Investment
        Purposes

        Item 27d - Schedule of Reportable Transactions

        The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Textron Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

                             TEXTRON SAVINGS PLAN

                             By: /s/Michael D. Cahn
                                    Attorney-in-fact

                             Date:  June 27, 1996




                    Financial Statements
                 and Supplemental Schedules

                    Textron Savings Plan

           Years ended December 31, 1995 and 1994
             with Report of Independent Auditors

                    Textron Savings Plan

                    Financial Statements
                 and Supplemental Schedules

           Years ended December 31, 1995 and 1994


                          Contents


Report of Independent Auditors                                         1

Audited Financial Statements

Statement of Net Assets Available for Benefits, December 31, 1995      2
Statement of Net Assets Available for Benefits, December 31, 1994      3
Statement of Changes in Net Assets Available for Benefits,
December 31, 1995                                                      4
Statement of Changes in Net Assets Available for Benefits,
December 31, 1994                                                      5
Notes to Financial Statements                                          6

Supplemental Schedules
Item 27a - Schedule of Assets Held for Investment Purposes            15
Item 27d - Schedule of Reportable Transactions                        17

               Report of Independent Auditors


The Benefits Committee
Textron Inc.

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan (the
Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               /s/ERNST & YOUNG LLP
New York, New York
May 10, 1996

                              Textron Savings Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1995

                                 Fund      Fund      Fund       Fund      Loan
                                   A         B         C         H        Fund      Total
Assets                                             (In Thousands)
Investments, at fair value
(Notes 2,5 and 8):
  Textron Inc. Common Stock    $941,263    $     -    $      -    $  -     $  -   $  941,263
  U. S. Government securities         -          -      11,858       -        -       11,858
  Common/collective trust funds   2,533     94,755       6,254      24        -      103,566
  Participant notes receivable        -          -           -       -       52           52
                                943,796     94,755      18,112      24       52    1,056,739

Insurance contracts, at
contract value (Notes 2 and 8)        -          -     150,302       -        -      150,302
Total investments               943,796     94,755     168,414      24       52    1,207,041

Receivables:
  Investment income               5,432          1         880       -        -        6,313
  Interfund                          36          -          36       -        -           72
  Other                              31         66          27       -        -          124
Total receivables                 5,499         67         943       -        -        6,509
Total assets                    949,295     94,822     169,357      24       52    1,213,550

Liabilities
Payables:
  Contributions                   1,294        251         295       -        -        1,840
  Investments purchased             826          -         787       -        -        1,613
  Interfund                           2         48          22       -        -           72
Total liabilities                 2,122        299       1,104       -        -        3,525
Net assets available for
benefits                       $947,173    $94,523    $168,523     $24      $52   $1,210,025
See notes to financial statements.

                              Textron Savings Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1994

                             Fund       Fund       Fund       Fund       Loan
                               A          B          C          H        Fund       Total
Assets                                            (In Thousands)

Investments, at fair value
(Notes 2,5 and 8):
  Textron Inc. Common Stock  $772,465   $  -       $     -       $  -       $   -     $  772,465
  U S. Government securities        -      -         18,411         -           -         18,411
  Common/collective trust
  funds                         1,875    67,711      11,437        65           -         81,088
  Participant notes
  receivable                        -         -           -         -          72             72
                              774,340    67,711      29,848        65          72        872,036
Insurance contracts, at
contract value
(Notes 2 and 8)                     -         -     146,995         -           -        146,995
Total investments             774,340    67,711     176,843        65          72      1,019,031

Receivables:
   Investment income            5,394         -         162         -           -          5,556
   Interfund                        -         -         179         -           -            179
   Other                           57        25           -         -           -             82
Total receivables               5,451        25         341         -           -          5,817
Total assets                  779,791    67,736     177,184        65          72      1,024,848

Liabilities
Payables:
   Contributions                2,496       310         367         -           -          3,173
   Interest                       160         -           -         -           -            160
   Investments purchased        2,548         -           -         -           -          2,548
   Interfund                      164        15           -         -           -            179
                                5,368       325         367         -           -          6,060

Senior note (Note 6)           14,195         -          -          -           -         14,195
Total liabilities              19,563       325        367          -           -         20,255
Net assets available for
benefits                     $760,228   $67,411   $176,817        $65         $72     $1,004,593
See notes to financial statements.

                              Textron Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                                December 31, 1995

                                      Fund       Fund      Fund        Fund       Loan
                                        A          B         C          H         Fund     Total
                                                         (In Thousands)
Additions to net assets
attributed to:
   Investment income:
   Net appreciation (depreciation)
   in fair value of investments
   (Note 8)                          $246,117    $25,360   $    792   $    -      $   -    $  272,269
   Dividends                           22,740          -          -        -          -        22,740
   Interest                                97         35     10,749        2          -        10,883
                                      268,954     25,395     11,541        2          0       305,892
Contributions, net:
   Participants                        49,349      9,565      8,437        -          -        67,351
   Employer                            17,295          -          -        -          -        17,295
                                       66,644      9,565      8,437        -          -        84,646
Total additions                       335,598     34,960     19,978        2          -       390,538

Deductions from net assets
attributed to:
   Benefits paid to participants     (143,238)    (9,736)   (29,394)     (43)       (20)     (182,431)
   Forfeitures                         (1,209)         -          -        -          -        (1,209)
   Interst expense                       (262)         -          -        -          -          (262)
   Administrative expenses               (914)      (105)      (185)       -          -        (1,204)
Total deductions                     (145,623)    (9,841)   (29,579)     (43)       (20)     (185,106)
Net increase (decrease) prior to
interfund transfers                   189,975     25,119     (9,601)     (41)       (20)      205,432
Interfund transfers, net               (3,030)     1,993      1,037        -          -             -
Net increase (decrease)               186,945     27,112     (8,564)     (41)       (20)      205,432

Net assets available for benefits:
   Beginning of year                  760,228     67,411    176,817       65         72     1,004,593
   End of year                      $ 947,173  $  94,523  $ 168,253    $  24       $ 52    $1,210,025

See notes to financial statements.

                              Textron Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                                December 31, 1994

                                      Fund       Fund        Fund       Fund        Loan
                                        A          B          C           H         Fund       Total
                                                          (In Thousands)

Additions to net assets
attributed to:
  Investment income:
  Net appreciation (depreciation)
  in fair value of invesetments
  (Note 8)                          $(121,615)  $ 1,032     $ (1,378)  $   -        $   -      $ (121,961)
  Dividends                            22,565         -            -       -            -          22,565
  Interest                                 57         -       11,110       2            6          11,175
                                      (98,993)    1,032        9,732       2            6         (88,221)
Contributions, net:
  Participants                         51,732     9,999       10,158       -            -          71,889
  Employer                             20,874         -            -       -            -          20,874
                                       72,606     9,999       10,158       -            -          92,763
Total additions                       (26,387)   11,031       19,890       2            6           4,542

Deductions from net assets
attributed to:
  Benefits paid to participants       (107,390)  (7,234)     (25,898)      -            -        (140,522)
  Forfeitures                           (2,178)       -            -       -            -          (2,178)
  Interest expense                        (699)       -            -       -            -            (699)
  Administrative expenses                 (657)     (94)        (134)      -            -            (885)
Total deductions                      (110,924)  (7,328)     (26,032)      -            -        (144,284)
Net increase (decrease) prior
to interfund transfers                (137,311)   3,703       (6,142)      2            6        (139,742)
Interfund transfers, net                  (625)    (267)         862      41          (11)              -
Net increase (decrease)               (137,936)   3,436       (5,280)     43           (5)       (139,742)

Net assets available for benefits:
  Beginning of year                    898,164   63,975      182,097      22           77       1,144,335
  End of year                        $ 760,228  $67,411     $176,817    $ 65         $ 72      $1,004,593
See notes to financial statements.

                      Textron Savings Plan

                      Textron Savings Plan

                  Notes to Financial Statements

                   December 31, 1995 and 1994



1.  Description of Plan

The Textron Savings Plan (the "Plan") is an employee stock ownership plan. For a description of the Plan, refer to the Summary Plan Description that is on file with the Department of Labor and available at the Human Resources office of Textron Inc. ("Textron").

2.  Summary of Significant Accounting Policies

General

The Plan is administered under the terms of a Trust Agreement, dated May 1, 1989, with Bankers Trust Company (the "Trustee").

Investment Options

The Plan allows employee contributions to be invested in Fund A, B, or C, based on the election of the employee. The employee must contribute at least 50% to Fund A. Fund H is available to any participant who has attained age 55 and completed ten years of Textron service. Employer contributions are entirely invested in Fund A.

Fund A invests primarily in Textron Common Stock that is either purchased by the Trustee or contributed by Textron.

Fund B invests primarily in the BT Pyramid Large Capitalization Equity Index Fund which is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

Fund C may be invested in bonds, notes, debentures, government obligations, insurance contracts, short-term securities, money market instruments and other fixed income instruments at the discretion of Textron Inc. or an Investment Manager designated by Textron.

                            Textron Savings Plan

2.  Significant Accounting Policies (continued)

Fund H is invested in the BT Pyramid Directed Account Cash Fund, which is a portfolio of short-term instruments, primarily demand master notes, certificates of deposit, and commercial paper.

At the discretion of the Trustee or other Investment Manager, a portion of the assets of Fund A, B, C, or H may be maintained in cash or invested in short-term securities (BT Pyramid Directed Account Cash Fund and BT Pyramid Discretionary Account Cash
Fund).

At   December   31,   1995,  there  were   approximately   30,200
participants in Fund A, 11,600 in Fund B, 14,600 in Fund C and  2
in Fund H.

Investment Valuation and Income Recognition

Textron Common Stock is valued at the New York Stock Exchange closing price on the last business day of the Plan year. U.S. Government securities are valued at fair value as determined by quoted market price. The BT Pyramid Large Capitalization Equity Index Fund and BT Pyramid Equity Index Fund are valued at the redemption price established by the fund's Trustee which is generally based on the fair value of the underlying assets. The BT Pyramid Directed Account Cash Fund and BT Pyramid
Discretionary Account Cash Fund include pooled temporary investments and are stated at cost which approximates market value. Insurance contracts are valued at contract value which represents contributions made, plus accrued interest, less funds used to pay employee withdrawals and administrative expenses. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends, interest and other distributions received by the Plan are reinvested in the fund in which earned.

                              Textron Savings Plan

2. Significant Accounting Policies (continued)

Fair Value of Insurance Contracts

The  fair  values presented in Note 8 are estimates of  the  fair value of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity. See Note 8 for further information about fair values of financial instruments.


Contributions

Participants of the Plan are entitled to elect compensation deferrals within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Contributions from employees and employee compensation deferrals, which are matched 50% by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages. The total of the matching contributions (net of employee forfeitures) made by Textron is limited by the Textron Board of Directors to $40 million for an calendar year. For the years ending December 31, 1995 and 1994, employee contributions included rollovers of approximately $1.8 million and $.9 million, respectively.

Textron makes contributions to the Plan based on estimated contribution levels. In addition, Textron may make, at its own discretion, additional contributions. To the extent actual contributions by the participants differ from estimated contributions, a contribution receivable or payable from Textron will result. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death, are used to reduce future Textron contributions. Textron's contributions are also reduced by the market value of any excess shares that are released as a result of the loan payment (see Note 5). For the years ending December 31, 1995 and 1994, employer contributions were reduced by approximately $23.2 million and $22.8 million, respectively.

Additional contributions required by Textron to fund debt service payments on the senior note amounted to $8.3 million in 1995 and $7.7 million in 1994 (see Note 6). No such contributions will be required in the future as the senior note was paid in full in 1995.

                            Textron Savings Plan

2. Significant Accounting Policies (continued)

Administrative Expenses

All administrative expenses are paid from Plan assets.

3.  Unit Valuation

Plan equity is reported on a unit valuation basis except for Fund
A,  which  is  reported on a per share basis.   Unit  values  are
determined by dividing the Plan equity in each fund by the number of fund units outstanding.

At December 31, the number of units outstanding and the values for each unit were:

                    1995                         1994

Fund     Number of     Value per      Number of     Value per
         Units         Unit           Units         Unit
  B      22,949,673    4.048529       22,676,686    2.972701
  C      74,169,927    2.211828       88,759,885    2.110999
  H      13,393        1.778853       39,095        1.662617

4.  Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her accounts to the extent then vested shall become distributable. Distributions of more that forty whole shares of Textron stock shall be in the form of Textron Common Stock. Distributions of forty or less whole shares of Textron Common Stock shall be in the form of cash unless the participant or beneficiary expressly requests Textron Common Stock. All other distributions shall be in the form of cash. An account will be distributed in a single payment if the value of the account is less than $3,500 when the account first becomes distributable. If the value of the account is $3,500 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in those portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. Employees of discontinued operations become fully vested upon approval of the Textron Management Committee. The Plan provides for full vesting of a participant's plan account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron.

                       Textron Savings Plan

4. Benefits (continued)

Textron's 50% matching contributions vest based on the length  of
participation in the Plan as                       follows:

       Months of Participation                 Ownership Interest

       24 months but less than 36 months       25%
       36 months but less than 48 months       50%
       48 months but less than 60 months       75%
       60 months or more                       100%

A separate account is maintained for each participant and is increased monthly by (a) the participant's contributions and compensation deferrals, (b) Textron's 50% matching contribution, and annually by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) the pro rata share of income.

While Textron has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her separate account.

5.  Unallocated Shares

During 1989, coincident with the conversion of the Plan to an employee stock ownership plan, the Plan purchased from Textron Inc. 3,652,969 shares of Textron Common Stock with the proceeds of a $100 million bank loan (see Note 6). Such shares of Textron Common Stock were released for allocation to the accounts of participants as the loan was repaid. The Plan made loan repayments with dividends received on unallocated shares and certain other shares and contributions received from Textron. Unallocated shares were collateral for the loan. The value of the Textron Common Stock allocated as matching contributions and dividends is the average

                       Textron Savings Plan

5.  Unallocated Shares (continued)

fair market value for the period the shares are allocated to the participants' accounts, even though the shares may have been purchased earlier at a different value as part of a block purchase made by the Trustee. At December 31, 1995 all shares were allocated; at December 31, 1994, Fund A included 433,754 shares with a market value of $21,850,353 and a cost of $11,873,990 that were unallocated.

6.  Senior Note

The Plan had a senior note payable to a bank that was guaranteed by Textron which related to a $100 million term loan agreement entered into during 1989. The agreement provided for the note to be repaid over a seven-year period in quarterly installments beginning April 3, 1990. The maturity date of the note was subsequently changed to October 3, 1995. The note bore interest at 85% of either the lower of the Eurodollar rate or a base rate. Such rate was 4.50% at December 31, 1994. The note was paid in full October 3, 1995.

7.  Participant Loans

The  Textron  Capital Accumulation Plan and the  Textron  Capital
Accumulation Plan for Hourly Employees (collectively, "TCAP") were merged into the Plan effective May 1, 1989. The TCAP, prior to their merger into the Plan, allowed participants to receive loans from their pre-tax contribution accounts. Because the Plan does not provide for participant loans, no new loans were made to former TCAP participants after April 30, 1989. Existing loans must be repaid with interest to the participant's pre-tax contribution account. The loan repayments and related interest will be invested in the investment funds in the same manner as the optional contributions to the Plan the participant is then making. If the participant is not then making contributions to the Plan, the loan repayments will be invested in Fund C.

                      Textron Savings Plan

8.  Investments

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets is as follows:

                                                December 31
                                            1995          1994
                                         (Share and dollar amounts in
                                                  thousands)

Investments at fair value as determined
 by quoted market price
   Textron Inc. Common Stock*, 13,945 and
    15,334 shares, respectively             $  941,263     $772,465

Investments at estimated fair value
 BT Pyramid Capitalization Equity Index
  Fund*, 69 and 67 shares, respectively         94,755       67,711
Total Investments at fair value             $1,036,018     $840,176

*Indicates party-in-interest to the Plan.

During 1995 and 1994, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by $272,269,000 and $(121,961,000) as follows:
                                                  December 31
                                              1995           1994
                                                (In thousands)

Investments at fair value as determined
 by quoted market price
  Textron Inc. Common Stock                 $246,117       $(121,615)
   U.S. Government Securities                    792          (1,378)
    Net change in fair value                 246,909        (122,993)

Investments at estimated fair value
 Common/collective trust funds                25,360           1,032
Net change in fair value                    $272,269       $(121,961)

                            Textron Savings Plan

8.  Investments (continued)

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments (FAS 107), requires disclosure of fair value information about all financial instruments held or owned by a plan except for certain excluded instruments and instruments for which it is not practicable to estimate fair value. Note 2 describes the methods and assumptions used in determining the fair value of all Plan investments except insurance contracts.

The estimated fair value of the Plan's investment in guaranteed insurance contracts was determined by discounted cash flow analyses using U. S. Treasury note interest rates with maturities similar to the remaining terms of the guaranteed insurance contracts. The estimated fair value of such contracts was approximately $155,000,000 and $143,000,000 at December 31, 1995
and 1994, respectively.

9.  Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                     December 31,
                                                 1995            1994
                                                    (In thousands)
Net assets available for benefits per
 financial statements                          $1,210,026      $1,004,593
Amounts allocated to withdrawn participants       (36,154)        (16,153)
Net assets available for benefits per
 Form 5500                                     $1,173,872      $  988,440

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                    December 31,
                                                1995            1994
                                                   (In thousands)

Benefits paid to participants per the
 financial statements                          $182,431        $140,522
Add:  Amounts allocated on Form 5500 to
 withdrawn participants at December 31, 1995     36,154          16,153
Less:  Amounts allocated on Form 5500 to
 withdrawn participants at December 31, 1994    (16,153)        (12,081)
Benefits paid to participants per Form 5500    $202,432        $144,594

                         Textron Savings Plan

9.  Differences between Financial Statements and Form 5500 (continued)

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

10. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 3, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                         Supplemental Schedules



                      Textron Savings Plan

   Item 27a - Schedule of Assets Held for Investment Purposes

                        December 31, 1995


                                         Number of    Cost/
                                         Shares or   Contract    Fair
                                           Units       Value    Value
                                                  (In Thousands)


Fund A
Textron Inc. Common Stock *                13,945    $459,143   $941,263
BT Pyramid Directed Account Cash Fund*      2,533       2,533      2,533
Total Fund A                                         $461,676   $943,796

Fund B
BT Pyramid Large Capitalization Equity
  Index Fund*                                  69    $ 70,210   $ 94,755
Total Fund B                                         $ 70,210   $ 94,755

Fund C
Insurance Contracts:
  Metropolitan Life Ins. Co.
     Matures through 6/30/98; 4.67%       16,668     $ 16,668   $ 16,542
     Matures through 3/1/99; 5.27%         3,300        3,300      3,301
     Matures through 3/31/99; 5.11%        5,504        5,504      5,491
     Matures through 5/15/99; 7.38%       11,237       11,237     11,943
  Prudential Asset Management
     Matures 9/10/96; 4.18%               10,991       10,991     10,914
     Matures 6/1/97; 7.08%                 5,592        5,592      5,748
     Matures 7/31/97; 6.3%                11,083       11,083     11,284
  N. Y. Life Insurance Co.
     Matures 7/31/96; 5.65%                7,237        7,237      7,259
     Matures 3/31/97; 7.7%                 7,264        7,264      7,500
     Matures 9/9/98; 5.2%                 11,242       11,242     11,232
     Matures through 8/16/99; 7.3%        11,025       11,025     11,763
  Commonwealth Life Insurance Co.
     Matures 1/5/99; 8.28%                 5,409        5,409      5,926
  Hartford Life Insurance Co.
     Matures 1/4/99; 7.97%                 5,394        5,394      5,849

                      Textron Savings Plan

   Item 27a - Schedule of Assets Held for Investment Purposes
                           (continued)



                                          Number of    Cost/
                                          Shares or   Contract   Fair
                                            Units      Value    Value
                                                  (In Thousands)

Fund C (continued)
  Allstate Insurance Co.
    Matures 12/15/00; 6.87%                10,441     10,441      11,249
  John Hancock Mutual Life Ins. Co.
    Matures 6/30/01; 6.75%                  5,139      5,139       5,535
    Matures 1/2/96; 8.36%                  11,946     11,946      11,949
    Matures 6/30/00; 6.50%                  5,134      5,134       5,409
  Mass Mutual Life Ins. Co.
    Matures through 1/31/97; 6.11%          5,696      5,696       5,720

Government Obligations:
  Federal National Mortgage Association
    Matures 9/25/07; 5.8%                   2,450      2,452       2,445
    Matures 4/25/17; 6.5%                   9,000      8,999       8,992
  Federal Home Loan Mortgage Corp.
    Matures 12/15/19; 6.5%                    422        407         421

BT Pyramid Directed Acct. Cash Fund*        6,254      6,254       6,254
Total Fund C                                        $168,414  $  172,726

Fund H
BT Pyramid Directed Acct. Cash Fund*           24   $     24  $       24
Total Fund H                                        $     24  $       24

Total all funds                                     $700,322  $1,216,484

Loans
Loans Receivable (9.5% - 11%)                  53   $     53  $       53

* Indicates party-in-interest to the Plan

                              Textron Savings Plan

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1995

                                                                                Current Value
                                                                                 of Asset on
  Identity of           Description         Purchase    Selling     Cost of      Transaction      Net Gain
     Party                                   Price       Price       Assets         Date          (Loss)

                                                                   (In Thousands)

Category (iii)--Series of transactions in excess of 5% of plan assets

**                Purchase of 1,053,868      63,240                   63,240      63,240
                  shares of Textron Inc.
                  Common Stock in 241
                  transactions

                  Sale of 2,443,523 shares                  140,559   77,989     140,559        62,570
                  of Textron Inc. Common
                  Stock

Bankers Trust     Purchase of 109,200,912   109,201                  109,201     109,201
Company*          units of BT Pyramid
                  Directed Account Cash
                  Fund in 183 transactions

                  Sale of 113,765,562                     113,766    113,766     113,766
                  units of BT Pyramid
                  Directed Account Cash
                  Fund in 209 transactions

There were no category (i), (ii) or (iv) reportable transactions during the year.



__________________________________
* Indicates party-in-interest to the Plan.
**   Transactions made on the market.

                    TEXTRON SAVINGS PLAN
                 ANNUAL REPORT ON FORM 11-K
           FOR FISCAL YEAR ENDED DECEMBER 31, 1995

                        EXHIBIT INDEX



        Exhibit Number        Description
             23               Consent of Independent Auditors

             25               Power of Attorney